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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2009 (MM/DD/YY) AND ENDING 04/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

LONDON (City) United Kingdom (State) W1K 3NB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mounir Guen 011 44 207 409 3663
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036-2602 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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OATH OR AFFIRMATION

I, Mounir Guen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer.

Title

Notary Public

BELKIS MADERA
Notary Public, State of New York
No. 03-4945756
Qualified in Bronx County
Commission expires Jan. 27, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

MVISION PRIVATE EQUITY ADVISERS USA LLC

CONTENTS
APRIL 30, 2010

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
MVision Private Equity Advisers USA LLC
New York, New York

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC (the "Company"), a wholly owned subsidiary of MVision Private Equity Advisers Limited, as of April 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC as of April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
June 24, 2010

MVISION PRIVATE EQUITY ADVISERS USA LLC

STATEMENT OF FINANCIAL CONDITION
April 30, 2010

ASSETS

• *Cash*	$8,100,127
• *Receivable from affiliates*	1,036,193
• *Fees receivable*	1,551,450
• *Security deposits*	10,352
• *Prepaid expenses*	101,489
• *Prepaid taxes*	874,492
• *Fixed assets (net of accumulated depreciation of $513,470)*	1,374,659
Total Assets	$13,048,762

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
• *Deferred tax liability*	$288,370
• *Accrued expenses and other liabilities*	2,835,451
Total Liabilities	$3,123,821
Stockholder's Equity	
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding	$75,000
Retained earnings	9,849,941
Total Stockholder's Equity	$9,924,941
Total Liabilities and Stockholder's Equity	$13,048,762

See Notes to Statement of Financial Condition.

MVISION PRIVATE EQUITY ADVISERS USA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED APRIL 30, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Limited Liability Corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation – The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The financial statements are presented in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year.

Use of Estimates – In presenting the financial statements, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Fees Receivable – Represent receivables from third parties.

Prepaid Expenses – The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets – Fixed assets are reported at cost, less accumulated depreciation and amortization determined under the straight line method. They are depreciated over their estimated useful lives.

Liabilities – Accrued expenses consist primarily of accruals made for professional fees and compensation benefit expenses and payables to third parties.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

FIN 48 – Accounting Standards Codification Topic 740 ("ASC 740"), *Income Taxes*, provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended April 30, 2010, management has determined that there are no uncertain tax positions.

Concentration of Credit Risk – The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses to date.

2. RELATED PARTY TRANSACTIONS

The Company receives fees under a service agreement (the "Agreement") effective on May 1, 2006 with the Parent and affiliated entity. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. At April 30, 2010, the Company had an intercompany payable by the affiliated entity of $222,826 and an intercompany payable by the Parent of $813,367 related to unsettled balances in connection with the Agreement. If the Company were unaffiliated, results of operations might be different.

There is a high level of integration of the Company's activities and operations with the Parent and affiliated entity and the accompanying financial statements are indicative of the Company's current financial conditions and results of operations as part of that Group.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating lease with a sixty-day notice period and an obligation under a noncancelable lease for office space expiring through June 2018. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,		
	2011	$362,279
	2012	362,279
	2013	362,279
	2014	389,499
	2015	391,980
	Thereafter	1,208,581
		$3,076,897

4. EMPLOYEE BENEFIT PLANS

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2010, the Company had net capital of $4,581,262, which was $4,373,007 in excess of its required net capital of $208,255. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1.

6. INCOME TAXES

A deferred tax liability has been reflected totaling $288,370 due to temporary differences. The temporary differences relate to the differences between the reported amounts of currency and fixed assets and their tax bases. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior year estimates.

7. LETTER OF CREDIT

The Company maintains a letter of credit in the amount of $362,279 as of April 30, 2010 to be utilized as the security deposit for the operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under cash.

8. LITIGATION

In April 2010, the Company was joined in an employment related contractual dispute as a respondent. The claimant is seeking punitive, compensatory and liquidated damages. The matter has been referred for arbitration under the American Arbitration Association. It would be premature to estimate the outcome; however, the Company plans to defend itself vigorously. It is anticipated that the dispute will be resolved within the financial year ending April 30, 2011.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through June 24, 2010, the date the financial statements were available to be issued.

* * * * * *

MVision Private Equity Advisers USA LLC

Statement of Financial Condition

April 30, 2010

MVision Private Equity Advisers USA LLC

Independent Auditor's Supplementary Report on Internal Control

April 30, 2010

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Supplementary Report on Internal Control

To the Board of Directors
MVision Private Equity Advisers USA LLC
New York, New York

In planning and performing our audit of the financial statements of MVision Private Equity Advisers USA LLC (the "Company"), a wholly owned subsidiary of MVision Private Equity Advisers Limited, as of and for the year ended April 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
June 24, 2010

MVision Private Equity Advisers USA LLC

Report on the SIPC Assessment Required by SEC Rule 17a-5(e)(4)

April 30, 2010

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
MVision Private Equity Advisers USA LLC
New York, New York

Attention: Mounir Guen

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period from May 1, 2009 to April 30, 2010, which were agreed to by MVision Private Equity Advisers USA LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the total revenue amounts of the audited financial statements for the year ended April 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from May 1, 2009 to April 30, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, NY
June 24, 2010

SIPC-7

(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(30-REV 3/10)

For the fiscal year ended APRIL 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:



Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ALICA PATEL

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 18,865

B. Less payment made with SIPC-6 filed (exclude interest) (7,375)

17 Nov 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,490

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,490

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,490

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MVision Private Equity Advisers USA LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15TH day of JUNE, 2010.

FINANCIAL CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning MAY 01, 20 10
and ending APR 30, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,545,817
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	nil
(2) Net loss from principal transactions in securities in trading accounts.	nil
(3) Net loss from principal transactions in commodities in trading accounts.	nil
(4) Interest and dividend expense deducted in determining item 2a.	nil
(5) Net loss from management of or participation in the underwriting or distribution of securities.	nil
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	nil
(7) Net loss from securities in investment accounts.	nil
Total additions	nil
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	nil
(2) Revenues from commodity transactions.	nil
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	nil
(4) Reimbursements for postage in connection with proxy solicitation.	nil
(5) Net gain from securities in investment accounts.	nil
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	nil
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	nil
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	nil
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ nil	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ nil	
Enter the greater of line (i) or (ii)	nil
Total deductions	nil
2d. SIPC Net Operating Revenues	$ 7,545,817
2e. General Assessment @ .0025	$ 18,865

(to page 1 but not less than $150 minimum)